UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of  April 2018

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

GRUPO AEROPORTUARIO DEL PACIFICO

INFORMATIVE LETTER TO SHAREHOLDERS

Guadalajara, Jalisco, Mexico, April 9, 2018 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) addressed today the following letter to its shareholders.

Esteemed Shareholders of Grupo Aeroportuario del Pacífico, S.A.B. de C.V.:

We are writing to keep you properly informed in anticipation of our April 25, 2018, General Ordinary and Extraordinary Shareholders’ Meetings (together, the “Shareholders’ Meetings”).

2017 was an exceptional year for the Company. It was a year of evolution and strengthening of our leadership in the airport sector. 2017 was a year that was characterized by growth. Growth in the number of passengers, once again reaching record numbers during 2017; growth in profitability, reaching an EBITDA of Ps.7,725 million, with a margin of 69.9%; and finally, the improvement and growth in our infrastructure, centered around big actions to improve capacity and security in our terminal buildings.

In this manner, GAP has responded to the challenge of rapid passenger growth by providing better service and comfort to users. We can say that the balanced portfolio of airports and correct decision making, have not only allowed for the delivery of favorable results, but have also increased the value to shareholders. Consequently, if the distribution proposals included in the Shareholders’ Meetings are approved, shareholders shall receive during 2018 a total distribution of Ps.10.00 per share in 2018, which represents an increase of 10.5% over the distribution paid in 2017.

In line with our commitment to ensure that our shareholders have access to timely and transparent information with regards to the items of our shareholders’ meetings, we would like to take this opportunity to provide our perspective to you and to all our shareholders in regard to the agenda for the Shareholder’s Meetings that was published on March 9, 2018 (the “Agenda”) and that can be found on our web site at:

https://www.aeropuertosgap.com.mx/en/shareholders-meeting/2710-asamblea.html.

For more information please visit www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Saúl Villarreal García, Chief Financial Officer	Maria Barona
Paulina Sánchez, Investor Relations Officer	i-advize Corporate Communications
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	Tel: 212 406 3691/94
Tel: 52 (33) 38801100 ext 20151	gap@i-advize.com
svillarreal@aeropuertosgap.com.mx
psanchez@aeropuertosgap.com.mx

Ordinary General Annual Shareholders’ Meeting

I.	Board and CEO reports

This Agenda item includes six points; however, these points will be voted on together in a single vote. The matters to be addressed are routine and related to the Chief Executive Officer’s report and corporate governance reports in compliance with the Mexican Securities Market Law.

II.	Liability release

The release of directors and officers of the Company from liability for the performance of their duties is subject to certain exceptions in accordance with Mexican law and corporate governance rules, including our bylaws (the “Liability Release Proposal”). The Liability Release Proposal, however, is a common practice in Mexico and mirrors the releases contained in our bylaws (Art. 25). In addition, the liability release minimizes frivolous lawsuits that impose an unnecessary cost on the Company and its shareholders. This liability release has fulfilled an ongoing objective of ensuring directors’ and management’s independence in their decision-making to the benefit of our shareholders since our initial public offering on the Mexican Stock Exchange in 2006.

III.       Request for approval of our 2017 audited financial statements

In compliance with Mexican fiscal regulations, we present unconsolidated annual financial statements, prepared under Mexican Financial Reporting Standards (“MFRS”), which will be used to determine taxes corresponding to fiscal year 2017. In addition, in compliance with Mexican and U.S. securities regulations, we prepare consolidated annual financial statements under International Financial Reporting Standards (“IFRS”), which we file with the Mexican National Banking and Securities Commission (“CNBV”) and the U.S. Securities and Exchange Commission (“SEC”).

IV.	Request for approval of our 2017 legal reserve

Net income for the year was Ps.4,533,604,331.00 under MFRS. Pursuant to the Mexican General Law of Commercial Corporations (Ley General de Sociedades Mercantiles), management proposes to allocate Ps.226,680,217.00 to increase the legal reserve fund and to transfer the remaining Ps.4,306,924,114.00 to the account for net income pending allocation.

V.	Request for approval of dividend payments

From the account for net income pending allocation amounting to Ps.4,307,743,840.00, management proposes to pay dividends of Ps.7.62 per share outstanding, an increase of 33.2% as compared to dividends paid in 2017. This amount represents the maximum amount of dividends that can be paid without generating additional taxes. The Company’s positive results allow for this outstanding reimbursement to shareholders.

VI.	Request for approval of an increase to our share repurchase fund

Additionally, in order to complete the application of the net income for the period, management proposes to increase the authorized amount allocated to the share repurchase fund in 2017 by Ps.255 million during 2018, from Ps.995 million of unexercised repurchase funds in 2017 to Ps.1,250 million for the 12-month period after April 25, 2018.

The Company’s performance in 2017 permits the approval of these proposals: EBITDA and net income increased by 17.3% and 41.1%, respectively.

VII.	Designation of directors representing the Series “BB” shareholders

As established in our bylaws (Article 15), Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V. (“AMP”), our strategic shareholder, is entitled to designate four proprietary members of our Board of Directors and their respective alternate members. Mrs. Laura Díez Barroso Azcárraga and Messrs. Juan Gallardo Thurlow, Carlos Laviada Ocejo and José Manuel Fernández Bosch were designated as a proprietary members, and Messrs. Carlos Alberto Rohm Campos, Eduardo Sánchez Navarro Redo, Carlos Manuel Porrón Suárez and Juan José Álvarez Gallego, were designated as their respective alternates. This is not an item that needs to be voted on by shareholders at our Ordinary Annual Shareholders’ Meeting.

VIII.	Ratification and/or designation of director(s) representing any 10% shareholder(s)

Our bylaws (Art. 15) entitle any individual or group of shareholders who own a 10% or more equity stake in us with the right to designate a director. To date, no proposal for the designation or ratification of a director has been received. If we receive a 10% shareholder’s proposal prior to the Ordinary Annual Shareholders’ Meeting, the proposal will be presented during the meeting. In case this right is not exercised, Mr. Francisco Javier Moguel Gloria will be proposed as an independent director.

IX.	Ratification and designation of independent directors representing the Series “B” shareholders

Our Nomination and Compensation Committee proposes the ratification of the current slate of directors for one year in accordance with our bylaws (Art. 15). Messrs. Joaquín Vargas Guajardo, Álvaro Fernández Garza, Juan Diez-Canedo Ruíz, Ángel Losada Moreno and Carlos Cárdenas Guzmán are proposed for ratification. Each of these nominees is a well-respected businessman or executive employed by leading Mexican companies. Furthermore, Mr. Roberto Servitje Achutegui tendered his resignation as a member of our board of directors during January of this year. Consequently, Mr. Luis Tellez Kuenzler, who holds a bachelor’s degree in Economics from the Instituto Tecnologico Autonomo de Mexico and a PhD in Economics from the Massachusetts Institute of Technology, is proposed as his replacement.

Mr. Tellez has a trajectory spanning more than 30 years in both the private and public sectors. In the private sector, he has been a member of the board of directors of leading Mexican companies such as, FEMSA, Grupo Mexico, BBVA Bancomer, Cultiva and Global Industries. He was President and CEO of the Mexican Stock Exchange (Grupo Bolsa Mexicana de Valores) for more than five years. He is a member of the board of directors of GEPP, the sole bottler of Pepsico in Mexico, Banco Interacciones and McLarty Associates, in addition to serving as a Special Advisor to KKR in New York, and President of Everis Mexico, an NTT Data company that provides banking and financial consulting services, employing more than 600 consultants in the country.

Mr. Tellez has performed various functions in the Mexican government. Mr. Tellez played a central role in key decisions to improve Mexico’s economy in the areas of macroeconomics, public finances, energy and agriculture. He was part of the team that put into practice the rescue package for the financial system between 1995 and 1997; he lead the expansion of the generation and transmission infrastructure during the 1990s; he directed the reform of the pension system for the Mexican Social Security System (IMSS); he directly participated in the constitutional changes that led to the agrarian distribution through which individual property rights were given to communal lands (ejidos). Mr. Tellez was also responsible for negotiating the agriculture sector agreements of the North American Free Trade Agreement with the United States and Canada.

GAP’s management is convinced that Mr. Tellez’s experience and knowledge in the public and private sectors will reinforce the value that independent directors provide to ensuring the proper functioning of the Company.

The resumes of the proposed board members including that of Mr. Francisco Javier Moguel Gloria, are available on our website.

X.	Designation of the chairman of the board

As established in our bylaws (Art. 16), the chairman of the board is to be designated by the vote of a majority of the shareholders. We received a report from our strategic partner proposing that Mrs. Laura Díez Barroso Azcárraga, a shareholder of our strategic partner AMP, be ratified as chairwoman of the board.

XI.	Request for approval of the directors’ compensation for 2018 and ratification of the directors’ compensation for 2017

The Nomination and Compensation Committee proposes that for 2018 compensation remain unchanged from that of 2017 but proposes that payment be made exclusively for attendance. The Nomination and Compensation also ratifies the directors’ compensation in 2017. Attendance in 2017 by the members of our corporate governance bodies was 93.1%.

XII.	Ratification and/or designation of a director to serve as a member of the Nomination and Compensation Committee

Our Series B shareholders annually designate an independent director to serve as a member of our Nomination and Compensation Committee. Mr. Álvaro Fernández Garza is proposed for ratification to the position.

XIII.	Ratification and/or designation of an independent director to serve as chairman of the Audit and Corporate Practices Committee

The Nomination and Compensation Committee proposes the ratification of Mr. Carlos Cárdenas Guzmán for the position of chairman of the Audit and Corporate Practices Committee, as established in our bylaws (Art. 32).

XIV.       Report regarding acquisitions

As established in our bylaws (Art. 29), the Company informs our shareholders regarding acquisitions of goods or services, contracting of work services or sales of assets for an amount equal to or greater than U.S.$3,000,000.00 (THREE MILLION UNITED STATES DOLLARS) or the equivalent in Mexican currency or other legal currency used outside of Mexico, or such operations with significant shareholders, if applicable. This is not an item that needs to be voted on by shareholders.

XV.        Ratification of designation of special delegates

Proposal to designate Messrs. Fernando Bosque Mohíno, Sergio Enrique Flores Ochoa, Carlos Efrén Torres Flores or Mrs. Erica Barba Padilla to appear before a notary public to formalize the resolutions approved at this Ordinary Shareholders’ Meeting.

Extraordinary General Shareholders’ Meeting

I.	Approval of a reduction in shareholder equity

As per the terms of our concession, our subsidiaries are required to comply with the Master Development Program (“MDP”) approved by the Mexican airport authority every five years. The investments required by the MDP are those necessary to maintain and expand the airports as well as to comply with required quality standards.

To date, our subsidiaries have complied with the level of investments required by the MDP, and maintained Ps.7,700 million in surplus cash as of December 31, 2017. In accordance with our dividend policies, this surplus cash at the subsidiary level can be distributed to GAP without incurring additional taxes, and without putting our subsidiaries’ operations at risk or compromising our ability to cover operating expenses, capital investments or other corporate obligations. Thus, taking into consideration the availability of excess funds, we are proposing a capital reduction equal to Ps.2.38 per share to be paid before May 31, 2018, and a resolution to amend Article 6 of our bylaws accordingly.

II.        Ratification of designation of special delegates

Proposal to designate Messrs. Fernando Bosque Mohíno, Sergio Enrique Flores Ochoa, Carlos Efrén Torres Flores or Mrs. Erica Barba Padilla to appear before a notary public to formalize the resolutions approved at this Extraordinary Shareholders’ Meeting.

***

The board of directors and the officers of the Company wish to emphasize our commitment to providing all shareholders with timely and transparent information in advance of our General Ordinary and Extraordinary Shareholders’ Meetings, and to foster an inclusive, balanced and cohesive voting process for all of our shareholders. We are confident that by sharing our perspective with you, each shareholder will be able to make better-informed decisions to the individual and collective benefit of all of GAP’s shareholders. In light of the information above, we strongly encourage you to vote in favor of all agenda items.

I have the pleasure of giving thanks for having had the opportunity to serve as CEO of GAP since 2011, a period during which the Company has experienced a great transformation to the benefit of its shareholders and the users of our 13 airports.

Respectfully,

_______________________________

Lic. Fernando Bosque Mohíno
Chief Executive Officer
Grupo Aeroportuario del Pacífico, SAB de CV

* * *

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015 GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake of MBJ Airports Limited, a company operating the Sangster International Airport in Montego Bay, Jamaica.

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01-800-563-0047. The web site is http://www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ SAÚL VILLARREAL GARCÍA Name: Saúl Villarreal García Title: Chief Financial Officer

  Date:April 9, 2018